As filed with the Securities and Exchange Commission on June 27, 2002.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]     ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For fiscal year ended December 31, 2001

OR

[   ]     TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-17157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVELLUS SYSTEMS, INC.
4000 North First Street
San Jose, CA 95134
408-943-9700

SIGNATURES
INDEPENDENT ACCOUNTANTS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EXHIBIT INDEX
EXHIBIT 23.1

SIGNATURES

     Novellus Systems, Inc. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2002	NOVELLUS SYSTEMS, INC. 401(k) PLAN /s/ Kevin S. Royal Kevin S. Royal Vice President and Chief Financial Officer

Novellus Systems, Inc.
401(k) Plan
Financial Statements
December 31, 2001 and 2000

NOVELLUS SYSTEMS, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Page

Independent Accountants’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001	3
Notes to Financial Statements	4
Supplemental Schedule as of December 31, 2001	9
Schedule of Assets Held for Investment Purposes
Exhibit 23.1

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Novellus Systems, Inc.
401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Novellus Systems, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 7, 2002

NOVELLUS SYSTEMS, INC.
401 (k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000

Assets:
Investments, at fair value	$59,541,390	$37,299,562
Investments, at contract value	1,974,715	2,657,076
Participant loans	1,666,928	1,195,552

Assets held for investment purposes	63,183,033	41,152,190
Participants’ contributions receivable	—	257,868

Net assets available for benefits	$63,183,033	$41,410,058

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year
ended
December 31,
2001

Additions to net assets attributed to:
Investment income:
Dividends and interest	$256,601
Net realized and unrealized depreciation in fair value of investments	(4,713,876)

(4,457,275)
Contributions:
Participants’	14,958,245
Employer’s	76,441

15,034,686

Total additions	10,577,411
Deductions from net assets attributed to:
Withdrawals and distributions	3,286,719
Administrative expenses	12,280

Total deductions	3,298,999

Net increase prior to transfer	7,278,412
Transfer of assets:
To the Plan	14,494,563

Net increase in net assets	21,772,975
Net assets available for benefits:
Beginning of year	41,410,058

End of year	$63,183,033

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Novellus Systems, Inc. 401 (k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1988 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. Formerly known as the Novellus Systems, Inc. Employee Savings Plan, the Company amended and restated the Plan and Trust Agreement on March 30, 2001 to change the name of the Plan, to provide for the merger of the GaSonics International 401 (k) Profit Sharing Plan (GaSonics Plan) into the Plan (Note 3) and to comply with provisions of the Internal Revenue Code (the Code). In conjunction with the foregoing, the Company designated Sterling Trust Company (Sterling) trustee of the Plan.

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company amended and restated the Plan effective January 1, 2002 to conform to provisions of the Code and to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Administration - The Company appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, CMG Consulting, Inc. (CMG), processes and maintains the records of participant data. Sterling succeeded the Nationwide Life Insurance Company (Nationwide) as custodian of Plan assets in January 2001.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts will be used to pay Plan administrative expenses.

Investments - In conjunction with Sterling’s appointment as custodian, Plan assets were transferred from pooled separate accounts offered by Nationwide to various investment funds offered through D-Access, an affiliate of CMG, including 15 mutual funds, a pooled account and a fund invested in shares of Novellus, Inc. common stock (Company Stock Fund). The Plan’s investments in mutual funds and the Company Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Plan investments include a pooled account that consists of an investment contract maintained by Nationwide, the Nationwide Fixed Fund, and the Novellus Fixed Interest Account. The Nationwide Fixed Fund is fully benefit responsive and, therefore, has been reported in the financial statements at contract value. The average yield on the investment contract for the year ended December 31, 2001 was 5.75%. Fair value of the Plan’s investment in the contract approximates the contract value at December 31, 2001 and 2000. The Novellus Fixed Interest Account consists of a money market fund.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated August 12, 1994. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds, a pooled account and Company stock offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Plan does not provide for matching contributions except to the extent that matching contributions previously contributed by an affiliated employer are maintained under the Plan. In 2001, the Company made matching contributions totaling approximately $76,000 to former participants in the GaSonics Plan (Note 3). The Company is allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the year ended December 31, 2001.

Vesting - Participants are immediately vested in their contributions. Participants are fully vested in the employer’s discretionary contributions allocated to their account after three years of credited service.

Special vesting provisions apply to accounts merged into the Plan from the GaSonics Plan (Note 3). Participants vest ratably and become 100% vested in matching and profit sharing contributions allocated to their accounts under the GaSonics Plan after four years. Years of vesting service credited under the GaSonics Plan are recognized for vesting purposes.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participant or beneficiary may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2001 carry interest rates which range from 5.75% to 10.50%.

NOTE 3 — PLAN MERGER/TRANSFER

In conjunction with the acquisition of GaSonics International Corporation by the Company, assets totaling approximately $14 million were transferred into the Plan from the GaSonics Plan during 2001.

NOTE 4 — INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31:

	2001	2000

Nationwide Fixed Fund	$1,974,715	$2,657,076
Fidelity Prime Fund Daily	5,325,782
Van Kampen Equity Income Fund	3,232,114
Federated Max-Cap Fund	4,022,297
Alliance Growth & Income Fund	8,123,004
MFS Mass Investors Growth Fund	10,268,419
AIM Select Growth Fund	7,252,310
Seligman Capital Fund	3,792,726
Oppenheimer Global Fund	6,857,722
Other funds with assets less than 5% of net assets	10,667,016
Twentieth Century Growth Fund		7,621,133
Dreyfus S&P 500 Index Fund		2,563,472
Fidelity Magellan Fund		10,876,384
Fidelity Puritan Fund		448,739
Neuberger & Berman Partners Fund		5,462,001
Nationwide Money Market Fund		2,676,743
Warburg Pincus Emerging Growth Fund		1,203,365
Oppenheimer Global Fund		6,447,725
Participant loans	1,666,928	1,195,552

Assets held for investment purposes	$63,183,033	$41,152,190

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2001:

Common stock	$(96,090)
Pooled separate accounts	(381,452)
Mutual funds	(4,236,334)

$(4,713.876)

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the Nationwide Fixed Fund and the Novellus Fixed Interest Account are managed by Nationwide and Sterling, respectively. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Novellus Systems, Inc. common stock was as follows at December 31, 2001:

Number of shares	Fair value

36,594	$1,232,968

NOTE 6 — PLAN TERMINATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 7 — SUBSEQUENT EVENT

As of June 21, 2002, the Dow Jones Industrial Average and Nasdaq Composite indices have decreased by approximately 8% and 26%, respectively, since December 31, 2001, and Novellus Systems, Inc. common stock included in the Novellus Unitized Stock Fund has decreased by approximately 18% since December 31, 2001. As a result, the Plan’s assets may have significantly decreased in value.

SUPPLEMENTAL SCHEDULE

NOVELLUS SYSTEMS, INC. 401(k) PLAN	EIN: 77-0024666 PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Identity of issue, borrower,		Description of investment including maturity date,	Current
lessor or similar party		rate of interest, collateral, par or maturity value	value

*	Nationwide Fixed Fund	Insurance company general account	$1,974,715
*	Novellus Fixed Interest Account	Money market fund	2,371,624
	Fidelity Prime Fund Daily	Mutual fund	5,325,782
	Scudder US Government Securities Fund	Mutual fund	1,247,165
	Dreyfus Premier Core Bond Fund	Mutual fund	924,082
	Van Kampen Equity Income Fund	Mutual fund	3,232,114
	Federated Max-Cap Fund	Mutual fund	4,022,297
	Alliance Growth & Income Fund	Mutual fund	8,123,004
	MFS Capital Opportunities Fund	Mutual fund	1,467,697
	MFS Mass Investors Growth Fund	Mutual fund	10,268,419
	AIM Select Growth Fund	Mutual fund	7,252,310
	Seligman Capital Fund	Mutual fund	3,792,726
	Franklin Small Mid Cap Growth Fund	Mutual fund	1,272,392
	Seligman Common & Information Fund	Mutual fund	1,940,100
	Oppenheimer Global Fund	Mutual fund	6,857,722
	Federated International Equity Fund	Mutual fund	210,988
*	Novellus Unitized Stock Fund	Common stock	1,232,968
*	Participant loans	Interest rates ranging from 5.75% to 10.50%	1,666,928

		Total	$63,183,033

*	Parties in interest

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Accountants